Exhibit 2.6

FIRST AMENDMENT TO MEMBERSHIP INTEREST
PURCHASE AGREEMENT

THIS FIRST AMENDMENT effective June 6, 2023 (the “Effective Date”), by and between Amphitrite Digital Incorporated, a United States Virgin Islands corporation (“Buyer”) and Steve Schlosser, an individual; Michael Hampton, an individual; and Stefan du Toit an individual, jointly and severally (collectively, “Seller”). The Buyer and the Seller shall be collectively referred to herein as the “Parties.”

RECITALS

A. The Parties have entered into that certain Membership Interest Purchase Agreement dated March 24, 2023 (the “original Agreement”), the terms of which are incorporated by reference herein.

B. The Parties desire to make certain modifications to the terms of the original Agreement with respect to the closing date, and other terms.

NOW, THEREFORE, in consideration of the premises, the mutual promises, covenants and agreements hereafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer, intending to be legally bound, do hereby agree as follows:

1. Section 1.2.3 of the original Agreement shall be deleted, and the following language shall be inserted in lieu thereof:

1.2.3. Balance. Buyer will pay Seller the balance of the Base Price, or $3,140,000 (“the Balance”) at Closing by the Sellers’ choice of:

1.2.3.1 Stock with Cash Conversion Rights. Buyer will issue Seller, or to Seller’s designee(s), up to (as Seller may elect) 887,006 common shares of the capital stock of Amphitrite Digital Incorporated at a value of $3.54/share at the date and time of the Closing of the transaction (the “Shares”). The Shares will be subject to a “lock- up period” until 180 days from the date and time of the Closing of the transaction during which period Seller shall be restricted from any further transfer of the Shares. At Closing, the parties will execute and deliver a stock conversion or buyback agreement in the form attached hereto as Exhibit A, the terms of which are incorporated by reference, whereby Seller can require Buyer to repurchase or convert said Shares, or a portion of said Shares, to cash at $3.54 USD per share subsequent to the termination of the lock-up period (the “Buyback Agreement”), or

1.2.3.2 Debt Obligation. Buyer will execute and deliver a promissory note (“Note”) to Seller in the amount of $3,140,000.00, or for any portion of the Balance for which Seller does not exercise an option to receive stock as provided in Section 1.2.3.1, in the form attached hereto as Exhibit B, the terms of which are incorporated by reference. The Note will be secured by a recorded UCC lien and Financing Statement against the assets of the Company until the Note is paid in full.

Seller agrees to provide written notice of their election to accept either the Shares pursuant to Section 1.2.3.1, or the Debt Obligation pursuant to Section 1.2.3.2, or a combination thereof, at least ten (10) days prior to Closing.

2. Section 1.3 of the original Agreement shall be deleted, and the following language inserted in lieu thereof:

Section 1.3 Closing Date. The closing under this Agreement shall occur on or before July 31, 2023, time being strictly of the essence (the “Closing” or “Closing Date”).

IN WITNESS WHEREOF, each of the parties have executed this First Amendment as of the Effective Date set forth herein:

SELLER:

/s/ Michael Hampton
Michael Hampton

/s/ Steve Schlosser
Steve Schlosser

/s/ Stefanus du Toit
Stefanus du Toit

BUYER:

Amphitrite Digital Incorporated

By:	/s/ Scott Stawski
Scott Stawski, Chairman